INTERCONTINENTAL RESOURCES, INC.
             9454 Wilshire Blvd., Suite 301, Beverly Hills, CA 90212
                  Telephone: (310) 887-4416 Fax: (310) 887-4417


January 18, 2007
                                                                 Via EDGAR

Regina Balderas
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

            Re: Form 10-KSB for December 31, 2005, Form 10-QSB for March 31, 2006 Form 10-QSB for June 30, 2006 File No. 000-28481

Dear Ms. Balderas:

We are in receipt of the Staff's letter dated December 20, 2006, and have addressed those comments in amended filings.

Today, we filed on EDGAR our Amendment No. 2 to our Annual Report on Form 10-KSB for the year ended December 31, 2005;

This letter explains the revisions we made in response to your comments. Our responses are numbered to correspond to the paragraph numbers in your comment letter.

For your convenience during your further review, we enclose three redlined copies of each of the amended filings, and three copies of this cover letter. The filings on EDGAR use revision tags to mark revised text. In this cover letter we have referenced Item numbers and captions to assist you in identifying the revised text within our amended filings.

You will note that we have corrected errors in the item numbering on the original filing, so that organization of the document corresponds to the current version of Form 10-KSB.


COMMENT No. 1:

We have included in the MDA in Item 6 a reference to the executive compensation disclosures under Item 10 (page 9).


COMMENT No. 2:

We have made the revisions to the cash flow statement (page 20).


COMMENT No. 3:

The amount has been corrected in Note 4 (page 25).


COMMENT No. 4:

We have made each of the requested changes in the form of the Certification. (Exhibit 31)



Please feel free to call on me at (310) 887-4416 for any further information or clarification.

Kindest regards,


/s/ Matthew Markin
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President, Chief Executive Officer,
Acting Chief Financial Officer